

April 29, 2021

Gavin West
Business Advisor
NousLogic Healthcare Inc.
5150 Crenshaw Road #A150
Pasadena, Texas 77505

> **Re: NousLogic Healthcare Inc.**
> **Amendment No. 3 to Form 1-A**
> **Filed April 19, 2021**
> **File No. 024-11398**

Dear Mr. West:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

Amendment No. 3 to Form 1-A filed April 16, 2021

Part III - Exhibits, page 52

1. We note your response to prior comment 3 but no independent accountant consents were included with this amendment. Prior to qualification, please amend the filing to include both currently dated consents as exhibits to the filing.

Signatures, page 53

2. We note your response to our prior comment 1 and your revised disclosure which indicates that Gavin West will not assume CEO duties until completion of the offering. Therefore, Mr. Hoang Nhu, the company's current CEO, must sign the offering circular. Please file an amended offering circular in which Mr. Nhu has signed in his capacity as

the current CEO of the company. See the signature requirements of Form 1-A.

You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Kelly